Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Seventh Meeting of the Third Session of the Board of Directors
The seventh meeting (the “Meeting”) of the third session of the Board of Directors of the Company (the “Board”) was held on April 28, 2010 at the conference room A1801 in China Life Center. The directors were notified of the Meeting by way of a written notice dated April 14, 2010. Out of the Company’s 11 directors, 10 directors attended the Meeting, including Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin and Shi Guoqing, non-executive directors of the Company, Ma Yongwei, Sun Changji and Bruce D. Moore, independent directors of the Company. Sun Shuyi, independent director of the Company, participated the Meeting through conference call. Zhuang Zuojin, non-executive director of the Company, was on leave and authorized in writing, Shi Guoqing, non-executive director of the Company, to act on her behalf and cast the votes for her. Supervisors and the management of the Company also attended the Meeting as non-voting delegates. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association and Rules of Procedure for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors that were present passed the following resolutions unanimously after sufficient review and discussion:
1.	Passed the First Quarter Report for the Year of 2010
Voting result: 11 for, 0 against, with no abstention
2.	Passed the Proposal on the Dedicated Financial Report on Participating Insurance Business for the Year of 2009
Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914
3.	Passed the Proposal on the Corporate Governance Report for the Year of 2009
Voting result: 11 for, 0 against, with no abstention
4.	Passed the Proposal on the Compliance Report for the Year of 2009
Voting result: 11 for, 0 against, with no abstention
5.	Passed the Proposal on the Risk Evaluation Report for the Year of 2009
Voting result: 11 for, 0 against, with no abstention
6.	Passed the Proposal on the Interim Rules (Draft) on the System Management of the Company
Voting result: 11 for, 0 against, with no abstention
Board of Directors of China Life Insurance Company Limited
April 28, 2010